CUSTOM FOOTER

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

         Under the Securities Exchange Act of 1934*

                          DEM, INC.
                      (Name of Issuer)

          COMMON STOCK, PAR VALUE $.00001 PER SHARE
               (Title of Class of Securities)

                         233201 10 2
                       (CUSIP Number)

                Elizabeth R. Hughes, Esquire
              Venable, Baetjer and Howard, LLP
                       2 Hopkins Plaza
                 Baltimore, Maryland  21201
                       (410) 244-7608
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      February 8, 1996
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this
statement [X].
(A fee is not required only if the reporting person:  (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


CUSIP No. 233201 10 2
       1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons

       .............Chapman Capital Management,
       Inc................................................
       .........

       2)   Check the Appropriate Box if a Member of a Group (see
Instructions)
            (a)

       (b)
       3)   SEC USE Only
             4)   Source of Funds (See Instructions)
                        AF; WC; OO
       5)   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)
       6)   Citizenship or Place of Organization
                         Maryland
Number of (7) Sole Voting Power
 Shares                        203,067
  Bene-
ficially  (8) Shared Voting Power
Owned by                          0
  Each    (9) Sole Dispositive Power
 Report-                       203,067
   ing
 Person
  With    (10)Shared Dispositive Power
                                  0
       11)  Aggregate Amount Beneficially Owned by Each Reporting
Person

       ..................................203,067..........
       ...................................................
       ......................
       12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       13)  Percent of Class Represented by Amount in Row (11)
                           59.7%
       14)  Type of Reporting Person (See Instructions)

 ...........................................................
 ...........................................................
 .................

       .........................................................IA; CO

CUSIP No. 233201 10 2
       1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons

       .....................The Chapman Co.
       ...................................................
       ..........................

       2)   Check the Appropriate Box if a Member of a Group (see
Instructions)
            (a)

       (b)
       3)   SEC USE Only
             4)   Source of Funds (See Instructions)
                            AF
       5)   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)
       6)   Citizenship or Place of Organization
                         Maryland
Number of (7) Sole Voting Power
 Shares        ...........................
  Bene-                        203,067
ficially  (8) Shared Voting Power
Owned by       ...........................
                                  0
  Each    (9) Sole Dispositive Power
 Report-       ...........................
   ing                         203,067
 Person
  With    (10)Shared Dispositive Power
               ...........................
                                  0
       11)  Aggregate Amount Beneficially Owned by Each Reporting
Person

       ...........................203,067.................
       ...................................................
       ........................
       12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       13)  Percent of Class Represented by Amount in Row (11)
                           59.7%
       14)  Type of Reporting Person (See Instructions)

 ...........................................................
 ...........................................................
 .................

       ...............................................BD;
       CO

CUSIP No. 233201 10 2
       1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons

       ...........................................Nathan A.
       Chapman, Jr........................

       2)   Check the Appropriate Box if a Member of a Group (see
Instructions)
            (a)
 .............................

       (b)
       3)   SEC USE Only
             4)   Source of Funds (See Instructions)
                            AF
       5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
       6)   Citizenship or Place of Organization
                          U.S.A.
Number of (7) Sole Voting Power
 Shares                        203,067
  Bene-
ficially  (8) Shared Voting Power
Owned by                          0
  Each    (9) Sole Dispositive Power
 Report-                       203,067
   ing
 Person
  With    (10)Shared Dispositive Power
                                  0
       11)  Aggregate Amount Beneficially Owned by Each Reporting
Person
       ....................................................
       ............203,067.................................
       ...............................
       12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       13)  Percent of Class Represented by Amount in Row (11)
                           59.7%
       14)  Type of Reporting Person (See Instructions)

 ...........................................................
 ...........................................................
 ..................

       .....................................................IN

Item 1.   Security and Subject Company

          (a)  The name of the subject company is DEM, Inc.
The address of its principal executive offices is 401 E.
Pratt Street--28th Floor, Baltimore, MD  21202.

          (b)  The class of equity securities to which this
Schedule 13D pertains is Common Stock, par value $.00001 per share, of DEM, Inc.

Item 2.   Identity and Background

     1.   Name:  Chapman Capital Management, Inc.
          State of Incorporation:  Maryland
          Principal Business:  Investment Advisor
          Principal Office and Business Address:  401 E.
Pratt Street
                                        28th Floor
                                        Baltimore, MD  21202
          Criminal Proceedings:  None.
          Securities Proceedings:  None.

      DIRECTORS & EXECUTIVE OFFICERS OF CHAPMAN CAPITAL
                      MANAGEMENT, INC.
                                        (d)     (e)
    (a)        (b)          (c)       Crimina Securi   (f)
   Name      Business    Occupation      l     ties   Citiz
             Address                  Violati Procee  enshi
                                        ons    dings    p

Nathan A.   401 E.      Investment     None    None    USA
Chapman,    Pratt St.   Banker
President & 28th Fl.    The Chapman
Director    Balto., MD  Co.
            21202       401 E. Pratt
                        St.
                        28th Fl.
                        Balto., MD
                        21202


Theron      401 E.      Attorney       None    None    USA
Stokes,     Pratt St.   AL Education
Director    28th Fl.    Assoc.
            Balto., MD  422 Dexter
            21202       Ave.
                        Montgomery,
                        AL. 36104

Earl U.     401 E.      Investment     None    None    USA
Bravo, Sr.  Pratt St.   Banker
Director    28th Fl.    The Chapman
            Balto., MD  Co.
            21202       401 E. Pratt
                        St.
                        28th Fl.
                        Balto., MD
                        21202


                             -5-

M. Lynn     401 E.      Accountant     None    None    USA
Ballard,    Pratt St.   The Chapman
Treasurer   28th Fl.    Co.
            Balto., MD  401 E. Pratt
            21202       St.
                        28th Fl.
                        Balto., MD
                        21202







Valerie     401 E.      Administrato   None    None    USA
Chapman,    Pratt St.   r,
Secretary   28th Fl.    The Chapman
            Balto., MD  Co.
            21202       401 E. Pratt
                        St.
                        28th Fl.
                        Balto., MD
                        21202

     2.   Name:  The Chapman Co.
          State of Incorporation:  Maryland
          Principal Business:  Investment Banking
          Principal Office and Business Address:  401 E.
Pratt Street
                                        28th Floor,
                                        Baltimore, MD
                                        21202.
          Criminal Proceedings:  None.
          Securities Proceedings:  None.

      DIRECTORS & EXECUTIVE OFFICERS OF THE CHAPMAN CO.

                                        (d)     (e)
    (a)        (b)          (c)       Crimina Securi   (f)
   Name      Business    Occupation      l     ties   Citiz
             Address                  Violati Procee  enshi
                                        ons    dings    p

Nathan A.   401 E.      Investment     None    None    USA
Chapman,    Pratt St.   Banker
Jr.         28th Floor  The Chapman
President,  Balto., MD  Co.
Treasurer   21202       401 E. Pratt
and                     St.
Director                28th Floor
                        Balto., MD
                        21202

Earl U.     401 E.      Investment     None    None    USA
Bravo, Sr.  Pratt St.   Banker
Director    28th Floor  The Chapman
            Balto., MD  Co.
            21202       401 E. Pratt
                        St.
                        28th Floor
                        Balto., MD
                        21202
                             -6-

Donald      401 E.      Attorney       None    None    USA
Watkins     Pratt St.   1205 19th
Director    28th Floor  Street North
            Balto., MD  Birmingham,
            21202       AL 35234

Bonnie      401 E.      Administrato   None    None    USA
Gillette    Pratt St.   r
Secretary   28th Floor  The Chapman
            Balto., MD  Co.
            21202       401 E. Pratt
                        St.
                        28th Floor
                        Balto., MD
                        21202

     3.   Name:     Nathan A. Chapman, Jr.
          Business Address: 401 E. Pratt Street--28th Floor,
Baltimore, MD  21202
          Principal Occupation:  Investment Banking    The
Chapman Co.
                                        401 E. Pratt Street
                                        28th Floor
                                        Baltimore, MD  21202
          Criminal Proceedings:  None.
          Securities Proceedings:  None.
          Citizenship:  United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.

     On November 30, 1995, Chapman Capital Management, Inc.
("CCM") obtained a loan in the amount of $100,005 from Mr.
Chapman in order to finance the purchase 6,667 shares of DEM, Inc. Common Stock. The remaining shares of DEM, Inc.
purchased by CCM, 196,400 shares purchased for an aggregate price of $2,946,000 (the "Securities"), were purchased with the proceeds of a margin loan from RPR Correspondent
Service.

Item 4.   Purpose of Transaction.

     CCM purchased the Securities for investment. CCM has requested DEM, Inc. to prepare and file with the Securities and Exchange Commission, a registration statement on Form N-2 in order to facilitate its sale of the Securities. Upon the effectiveness of such registration statement, CCM intends to offer and sell the Securities to the public.

Item 5.   Interest in Securities of the Issuer.

     Beneficial Ownership
                                              Percent of
    Name                      Number of       Outstanding(1
                              Shares          )
    Chapman Capital           203,067(2)      59.7%
    Management, Inc.

    The Chapman Co.           203,067(2)(3)   59.7%

    Nathan A. Chapman, Jr.    203,067(2)(3)   59.7%

    Theron Stokes                   100(2)    (4)

    Directors and Executive
    Officers of Chapman
    Capital Management, Inc.
    listed in Item 2                0               0
    (excluding Mr. Chapman
    and Mr. Stokes)

    Directors and Executive
    Officers of The Chapman
    Co. listed in Item 2            0               0
    (excluding Mr. Chapman)


     (1)  As of January 31, 1996, 340,001 shares of Common
          Stock, par value $.00001 per share, of DEM, Inc.
          were outstanding.

     (2) Such shares are beneficially owned with the sole power to vote and direct their disposition.

     (3) The Chapman Co. and Mr. Chapman disclaim beneficial ownership of these shares.

     (4) Represents less than .1% of the outstanding shares of Common Stock, par value $.00001 per share, of DEM, Inc.

     Transactions by Chapman Capital Management, Inc.
  Date          Number of     Price     Transaction
                Shares
  2/8/96        100,000       $15.00    Market Purchase
  2/9/96        25,000        $15.00    Market Purchase
  2/12/96       30,000        $15.00    Market Purchase
  2/13/96       45,000        $15.00    Market Purchase
  2/20/96         100         $15.00    Market Sale
  2/22/96         100         $15.00    Market Sale
  2/23/96         100         $15.00    Market Sale
  3/1/96        3,300         $15.00    Market Sale

     Transactions by The Chapman Co.

     The Chapman Co. is a market maker in the Common Stock of DEM, Inc. In connection with its activities as a market maker and excluding shares owned by Chapman Capital Managment, Inc., The Chapman Co.: (1) has beneficially owned less than 5% of the outstanding Common Stock of DEM, Inc.; (2) such Common Stock has been acquired in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of DEM, Inc., nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b); and (3) The Chapman Co. is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended.

     Transactions by Nathan A. Chapman, Jr.

  Date          Number of     Price     Transaction
                Shares
  12/22/95      100           $15.00    Market Purchase
  2/7/96        100           $15.00    Market Sale

     Transactions by Theron Stokes

  Date          Number of     Price     Transaction
                Shares
  12/22/95      100           $15.00    Market Purchase

Item 6.  Contracts, Arrangements, Understandings, or
Relationships With Respect to Securities of the Issuer.

          CCM is party to a margin agreement with RPR
Correspondent Service as described in Item 3 above.
Pursuant to such agreement, RPR Correspondent Service has the right to loan the Securities to third parties.

Item 7.  Material to be Filed as Exhibits.

          Exhibit 1.  Margin Agreement

                          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         CHAPMAN CAPITAL MANAGEMENT, INC.


                      By:     /S/ NATHAN A. CHAPMAN, JR.
03/25/96
                         Nathan A. Chapman, Jr.
(Date)
                         President


                         THE CHAPMAN CO.


                      By:     /S/ NATHAN A. CHAPMAN, JR.
03/25/96
                         Nathan A. Chapman, Jr.
(Date)
                         President


                         /S/ NATHAN A. CHAPMAN, JR.
03/25/96
                         Nathan A. Chapman, Jr.
(Date)